# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Soho House & Co Inc., CIK 0001846510
CUSIP: 586001109
Title of class of securities: Class A common stock, $0.01 par value
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Date of event which requires filing of this statement: 08/15/2025
Amends the filing with accession number 0001193125-21-365216
Filed by CIK 0000886982
Persons authorized to receive notices and communications: Hristo Dimitrov, Esq., Goldman Sachs & Co. LLC, 200 West Street, New York, New York (NY), 10282, (212) 902-1000

## Reporting persons
- The Goldman Sachs Group, Inc. (CIK 0000886982): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 15,762,233; sole dispositive power 0; shared dispositive power 15,762,233; aggregate amount beneficially owned 15,762,233 (29.4% of the class)
  Comment: Rows 8, 10 and 11: For all cover pages of this Amendment No. 2, see Item 5 of this Amendment No. 2 and Exhibit 99.6 hereto.
  Row 13: All calculations of percent of class on the cover pages of this Amendment No. 2 with respect to the Reporting Persons are based upon 53,604,734 shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Soho House & Co Inc. (the "Issuer") outstanding as of August 14, 2025, as disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") on August 18, 2025. The 15,762,233 shares of Class A Common Stock beneficially owned in the aggregate by the Reporting Persons constitutes approximately 1.1% of the aggregate voting power of the Issuer's Class A Common Stock and Class B Common Stock outstanding. See Exhibit 99.6 hereto.
- Goldman Sachs & Co. LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,375,924; sole dispositive power 0; shared dispositive power 1,375,924; aggregate amount beneficially owned 1,375,924 (2.6% of the class)
- Broad Street Principal Investments, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,140,310; sole dispositive power 0; shared dispositive power 1,140,310; aggregate amount beneficially owned 1,140,310 (2.1% of the class)
- Goldman Sachs Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 14,386,309; sole dispositive power 0; shared dispositive power 14,386,309; aggregate amount beneficially owned 14,386,309 (26.8% of the class)
- West Street Strategic Solutions Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 5,682,004; sole dispositive power 0; shared dispositive power 5,682,004; aggregate amount beneficially owned 5,682,004 (10.6% of the class)
- West Street Strategic Solutions Fund I-(C), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 558,307; sole dispositive power 0; shared dispositive power 558,307; aggregate amount beneficially owned 558,307 (1% of the class)
- WSSS Investments W, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 6,994,784; sole dispositive power 0; shared dispositive power 6,994,784; aggregate amount beneficially owned 6,994,784 (13% of the class)
- WSSS Investments X, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 263,420; sole dispositive power 0; shared dispositive power 263,420; aggregate amount beneficially owned 263,420 (0.5% of the class)
- WSSS Investments I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 296,103; sole dispositive power 0; shared dispositive power 296,103; aggregate amount beneficially owned 296,103 (0.6% of the class)
- WSSS Investments U, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 316,507; sole dispositive power 0; shared dispositive power 316,507; aggregate amount beneficially owned 316,507 (0.6% of the class)
- West Street CT Private Credit Partnership, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 275,184; sole dispositive power 0; shared dispositive power 275,184; aggregate amount beneficially owned 275,184 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.01 par value
Name of issuer: Soho House & Co Inc.
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Comment: This Amendment No. 2 ("Amendment No. 2") is filed by the undersigned Reporting Persons and amends the statement on Schedule 13D filed initially with the Securities and Exchange Commission on December 23, 2021, as subsequently amended by Amendment No. 1 filed on March 28, 2023 (as amended, the "Schedule 13D"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Soho House & Co Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings ascribed thereto in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:
This Amendment No. 2 is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the following persons (collectively, the "Reporting Persons"):
1. The Goldman Sachs Group, Inc., a Delaware corporation ("Goldman Sachs");
2. Goldman Sachs & Co. LLC, a New York limited liability company ("GS&Co.");
3. Broad Street Principal Investments, L.L.C., a Delaware limited liability company ("BSPI");
4. Goldman Sachs Asset Management, L.P., a Delaware limited partnership ("GSAM LP");
5. West Street Strategic Solutions Fund I, L.P., a Delaware limited partnership ("West Street Fund I");
6. West Street Strategic Solutions Fund I-(C), L.P., a Delaware limited partnership ("West Street Fund I-(C)");
7. WSSS Investments W, LLC, a Delaware limited liability company ("WSSS Fund W");
8. WSSS Investments X, LLC, a Delaware limited liability company ("WSSS Fund X");
9. WSSS Investments I, LLC, a Delaware limited liability company ("WSSS Fund I");
10. WSSS Investments U, LLC, a Delaware limited liability company ("WSSS Fund U"); and
11. West Street CT Private Credit Partnership, L.P., a Delaware limited partnership ("West Street CT PCP," and together with West Street Fund I, West Street Fund I-(C), WSSS Fund W, WSSS Fund X, WSSS Fund I and WSSS Fund U, the "GS Funds").
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Exchange Act.
Goldman Sachs is a bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global financial institution that delivers a broad range of financial services across investment banking, securities, investment management and consumer banking to a large and diversified client base that includes corporations, financial institutions, governments and individuals.
GS&Co. is an investment banking firm and a member of the New York Stock Exchange (the "NYSE") and other national securities exchanges. GS&Co. is a direct subsidiary of Goldman Sachs.
BSPI was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. GS&Co. is the manager of BSPI.
Each of the GS Funds was formed to make investments primarily in debt instruments and each may invest in debt instruments that have an equity component, equity instruments, real estate and real estate-related assets and instruments, as well other similar types of instruments. The GS Funds are investment vehicles managed by GSAM LP. GSAM LP is an indirect subsidiary of Goldman Sachs and an investment adviser registered under the Investment Advisers Act of 1940. GSAM LP is engaged in the business of serving as an investment manager for a variety of investment funds and vehicles.
The principal address of each of the Reporting Persons is 200 West Street, New York, NY 10282-2198.
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Goldman Sachs are set forth in Schedule I in Exhibit 99.3 hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Asset Management Private Credit Investment Committee of Goldman Sachs, which is responsible for making investment decisions for BSPI and each of the GS Funds are set forth in Schedule II-A in Exhibit 99.3 hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of BSPI are set forth in Schedule II-B in Exhibit 99.3 hereto and are incorporated herein by reference.
The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.
During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I, Schedule II-A or Schedule II-B, in Exhibit 99.3 hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III in Exhibit 99.4 hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Residence or business address:
Item 2 of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 2(a) of this Amendment No. 2 is hereby incorporated herein by reference.
Present principal occupation or employment:
Item 2 of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 2(a) of this Amendment No. 2 is hereby incorporated herein by reference.
Criminal convictions in the last five years:
Item 2 of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 2(a) of this Amendment No. 2 is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years:
Item 2 of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 2(a) of this Amendment No. 2 is hereby incorporated herein by reference.
Citizenship:
Item 2 of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 2(a) of this Amendment No. 2 is hereby incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby supplemented as follows:
The response to this Item 3 for the transactions disclosed on Schedule IV in Exhibit 99.5 hereto is set forth therein.
None of the persons listed on Schedules I, II-A or II-B in Exhibit 99.3 hereto contributed any funds or other consideration towards the acquisition of Class A Common Stock except insofar as they may have partnership or member interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby supplemented as follows:
As previously disclosed by the Issuer in its Form 8-K filed with the SEC on August 18, 2025, the Issuer entered into an Agreement and Plan of Merger, dated as of August 15, 2025 (the "Merger Agreement"), with EH Parent LLC, a Delaware limited liability company, of which Yucaipa American Alliance Fund II, L.P. is the sole member ("Parent"), EH MergerSub Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub", and together with Parent, the "Buyer Parties"), providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Merger"). None of the Reporting Persons are parties to the Merger Agreement. Capitalized terms used herein but not otherwise defined in the Schedule 13D have the meaning set forth in the Merger Agreement.
Pursuant to the Merger Agreement, among other things, each share of Issuer's Class A Common Stock and Class B Common Stock that is outstanding as of immediately prior to the Effective Time of the Merger (other than the Owned Company Shares, the Rollover Shares, Dissenting Company Shares and shares of Class A Common Stock issued pursuant to Section 2.8 of the Merger Agreement) will be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $9.00, without interest thereon (the "Per Share Price"), on the terms and subject to the conditions set forth therein. If the Merger is consummated, the Class A Common Stock will be delisted from the NYSE as soon as reasonably practicable after the Effective Time and then will be deregistered pursuant to the Exchange Act as soon as reasonably practicable after such delisting. The consummation of the Merger is subject to the satisfaction or waiver of certain conditions as set forth in the Merger Agreement.
GS Rollover and Support Agreement
On August 15, 2025, in connection with the Merger Agreement, BSPI and the GS Funds (individually a "GS Entity" and collectively, the "GS Entities") entered into a Rollover and Support Agreement with the Issuer (the "GS Rollover and Support Agreement"). Pursuant to such agreement, among other things and subject to the terms and conditions set forth therein, each GS Entity (a) agreed to vote its respective shares of Class A Common Stock in favor of the adoption of the Merger Agreement and the approval of the Merger and against any other action, agreement or proposal which would reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger or the transactions contemplated by the Merger Agreement and (b) designated as "Rollover Shares" for purposes of the Merger Agreement a certain number of shares of Class A Common Stock owned by it. Of the 15,526,619 shares of Class A Common Stock owned by the GS Entities in the aggregate, they designated 13,973,957 shares as Rollover Shares. The GS Rollover and Support Agreement also includes certain restrictions on the transfer by the GS Entities of shares of Class A Common Stock.
GS Rollover Side Letter
Also on August 15, 2025, the GS Entities entered into a side letter to the GS Rollover and Support Agreement with the Issuer (the "GS Rollover Side Letter"). Pursuant to this side letter, the Issuer agreed to use its reasonable best efforts to obtain additional equity funding at or prior to the Closing of the Merger (the "Incremental Equity Funding" as defined in the GS Rollover Side Letter). The side letter provides that if the Issuer is able to obtain Incremental Equity Funding, then with respect to the first $111,791,657 of net proceeds of Incremental Equity Funding actually received by the Issuer at or prior to the Closing, a number of such GS Entity's shares of Class A Common Stock that had been designated as Rollover Shares (equal to the product (rounded down to the nearest whole number) of (x) 50% of such net proceeds divided by (y) the Per Share Price) shall not be treated as Rollover Shares and shall instead be cancelled at the Closing and converted into the right to receive the Per Share Price in cash as provided in the Merger Agreement; provided that the number of shares to be so cancelled and converted into the right to receive the Per Share Price in cash shall not exceed 7,763,310 shares for the GS Entities in total. In addition, pursuant to the GS Rollover Side Letter, at the Closing, the Issuer agreed to reimburse the GS Entities up to a maximum of $500,000 in the aggregate, for all reasonable out-of-pocket costs and expenses and any VAT incurred in connection with documents entered into by the GS Entities and any other documents related thereto and the consummation of the transaction contemplated thereby. Furthermore, following the Closing, the side letter permits the GS entities to have one non-voting observer to the board of directors of the Issuer for so long as the GS Entities own in the aggregate at least fifty percent of the shares of Class A Common Stock owned by them as of immediately after the Closing of the Merger.
GS Voting Agreement Side Letter
On August 15, 2025, the GS Entities also entered into a side letter with the Issuer pursuant to which the GS Entities agreed to enter into a Voting Agreement at the Closing of the Merger (the "GS Voting Agreement Side Letter"). The Voting Agreement will set forth the post-Closing governance framework, transfer provisions and liquidity rights for the Issuer and will be executed by the Issuer and the post-Closing stockholders at the Closing of the Merger.
Senior Secured Notes and Financing of the Merger
As contemplated by the Merger Agreement, in connection with the Closing of the Merger by the Issuer, all of the existing senior secured notes outstanding previously issued by Soho House Bond Limited, a wholly-owned subsidiary of the Issuer ("SHBL"), are to be repaid. This includes all of the notes owned by the GS Funds and their affiliates. As part of the Issuer's new debt financing in connection with the Merger, certain of the GS Funds or their affiliates will provide SHBL with new debt financing in an aggregate principal amount of $75 million, subject to customary closing conditions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is hereby supplemented as follows:
The information set forth in Exhibit 99.6 of this Amendment No. 2 is hereby incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 5(a) of this Amendment No. 2 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby supplemented as follows:
No transactions in the Class A Common Stock were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I, Schedule II-A or Schedule II-B in Exhibit 99.3 hereto, during the past 60 days preceding the filing date of this Amendment No. 2, except as disclosed in Item 4 and Schedule IV in Exhibit 99.5 hereof.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of Schedule 13D is hereby amended and restated in its entirety as follows:
Except for clients of GSAM LP, GS&Co. or another investment advisor or broker-dealer subsidiary of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock, if any, held in client accounts, no person, other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated herein by reference. The descriptions of the Merger Agreement, GS Rollover and Support Agreement, GS Rollover Side Letter, and GS Voting Agreement Side Letter set forth in Item 4 hereof and this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are included as Exhibits 4, 5, 6 and 7 hereto, respectively, and incorporated by reference herein.
Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.
Item 6 of Schedule 13D is hereby supplemented as follows:
The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated herein by reference. The descriptions of the Merger Agreement, GS Rollover and Support Agreement, GS Rollover Side Letter, and GS Voting Agreement Side Letter set forth in Item 4 hereof and this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are included as Exhibits 4, 5, 6 and 7 hereto, respectively, and incorporated by reference herein.
Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.
The foregoing descriptions and exhibits hereto have been included pursuant to the requirements of Schedule 13D. These documents contain representations and warranties made by and to the parties thereto as of specific dates. The representations and warranties of each party set forth in each document have been made solely for the benefit of the other party to such document. In addition, such representations and warranties: may have been qualified by confidential disclosures made to the other party in connection with such document; may be subject to a materiality standard which may differ from what may be viewed as material by investors; were made only as of the date of such documents or such other date as is specified therein; may have been included in such documents for the purpose of allocating risk between or among the parties thereto rather than establishing matters as facts. Accordingly, these documents are included herewith only pursuant to the requirements of Schedule 13D and not to provide investors or other persons with any other factual information regarding the parties or their respective businesses.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby supplemented as follows:
Exhibit No. Description
4 Agreement and Plan of Merger, dated as of August 15, 2025, by and among EH Parent LLC, EH Merger Sub Inc. and Soho House & Co Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on August 18, 2025)
5 Rollover and Support Agreement, dated as of August 15, 2025, by and between Soho House & Co. Inc. and the GS Entities
6 Rollover Side Letter, dated August 15, 2025, by and between Soho House & Co. Inc. and the GS Entities
7 Voting Agreement Side Letter, dated August 15, 2025, by and between Soho House & Co. Inc. and the GS Entities
99.1 Joint Filing Agreement, dated as of August 19, 2025, by and among the Reporting Persons
99.2 Power of Attorney, relating to each of the Reporting Persons
99.3 Schedule I, Schedule II-A, and Schedule II-B
99.4 Schedule III
99.5 Schedule IV
99.6 Item 5(a)

## Signatures
- The Goldman Sachs Group, Inc.: /s/ Crystal Orgill, Crystal Orgill/Attorney-in-fact (08/19/2025)
- Goldman Sachs & Co. LLC: /s/ Crystal Orgill, Crystal Orgill/Attorney-in-fact (08/19/2025)
- Broad Street Principal Investments, L.L.C.: /s/ Crystal Orgill, Crystal Orgill/Attorney-in-fact (08/19/2025)
- Goldman Sachs Asset Management, L.P.: /s/ Crystal Orgill, Crystal Orgill/Attorney-in-fact (08/19/2025)
- West Street Strategic Solutions Fund I, L.P.: /s/ Crystal Orgill, Crystal Orgill/Attorney-in-fact (08/19/2025)
- West Street Strategic Solutions Fund I-(C), L.P.: /s/ Crystal Orgill, Crystal Orgill/Attorney-in-fact (08/19/2025)
- WSSS Investments W, LLC: /s/ Crystal Orgill, Crystal Orgill/Attorney-in-fact (08/19/2025)
- WSSS Investments X, LLC: /s/ Crystal Orgill, Crystal Orgill/Attorney-in-fact (08/19/2025)
- WSSS Investments I, LLC: /s/ Crystal Orgill, Crystal Orgill/Attorney-in-fact (08/19/2025)
- WSSS Investments U, LLC: /s/ Crystal Orgill, Crystal Orgill/Attorney-in-fact (08/19/2025)
- West Street CT Private Credit Partnership, L.P.: /s/ Crystal Orgill, Crystal Orgill/Attorney-in-fact (08/19/2025)